UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Brocade Communications Systems, Inc.
(Exact name of registrant as specified in its charter)

Delaware	000-25601	77-0409517
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

130 Holger Way, San Jose, CA	95134-1376
(Address of principal executive offices)	(Zip Code)

Jeff Rangel
408-333-6019
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosure
Brocade Communications Systems, Inc. (“Brocade” or the “Company”) is a leading supplier of networking hardware and software, including Storage Area Networking solutions and Internet Protocol networking solutions for businesses and organizations worldwide. Brocade’s end customers are private sector and public sector organizations of many types and sizes, including global enterprises that use the Company’s products and services as part of their communications infrastructure, and service providers such as telecommunication firms, cable operators, and mobile carriers who use the Company’s products and services as part of their production operations. Brocade offers a comprehensive line of high-performance networking hardware and software products as well as services that enable businesses and organizations to make their data centers and networks more efficient, reliable, and adaptable to the changing demands of new network traffic patterns and volumes. Brocade’s products and services are focused on meeting the stringent requirements necessary for data center infrastructure and applications. Many of the Company’s products have been designed to enable customers to deploy next-generation data center architectures and technologies, which the networking industry refers to as the New IP, including virtualization, cloud computing, software-defined networking, and Network Functions Virtualization.

For calendar year 2014 (“CY 2014”), Brocade determined that “conflict minerals”1 are necessary to the functionality or production of products that it manufactured and contracted to manufacture. Accordingly, Brocade conducted a reasonable country of origin inquiry (“RCOI”) as described further below and is providing this Report on Form SD.
Item 1.01 Conflict Minerals Disclosure and Report
Based on Brocade’s determination that certain conflict minerals are necessary to the functionality or production of a product or products that it manufactured or contracted to have manufactured in CY 2014, Brocade conducted an RCOI to determine whether any of those conflict minerals originated in the Democratic Republic of the Congo or an adjoining country2 (together, “covered countries”). Brocade does not obtain any conflict minerals directly from mines or from smelters or refiners where ores are processed; all conflict minerals that may be present in a product manufactured by Brocade are the result of incorporating various parts and components of those products that are obtained from its suppliers. Therefore, the RCOI that was conducted by Brocade included obtaining information from Brocade’s suppliers who provide the parts and components that are likely to contain one or more conflict minerals. This information included declarations regarding the presence of conflict minerals in products sold to Brocade, the smelters where such conflict minerals were processed, and to the extent such information was available, the mines of origin for any conflict minerals. The procedures used by Brocade to complete its RCOI are described in more detail in Exhibit 1.01 - Conflict Minerals Report.
Based on the results of its CY 2014 RCOI, Brocade had reason to believe that certain parts or components of one or more of its products may contain conflict minerals from a covered country and may not be from recycled or scrap sources. As a result, Brocade conducted due diligence activities that were based on guidance developed by the Organisation for Economic Cooperation and Development, an internationally recognized due diligence framework. The specific due diligence activities undertaken by Brocade are described in more detail in Exhibit 1.01 - Conflict Minerals Report.

[1]
Defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Act”) to include columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives.

[2]
Defined in Section 1502(e)(1) of the Act as a country that shares an internationally recognized border with the Democratic Republic of the Congo (“DRC”). As of the date of this filing, this includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

Following the completion of its due diligence activities, Brocade determined that one or more conflict minerals are present in parts obtained by Brocade from certain suppliers. Based on relevant supplier declarations and smelter information, Brocade believes that the conflict minerals contained in parts obtained from some suppliers have been sourced from smelters designated as conflict free by the Conflict Free Sourcing Initiative (“CFSI”)3 or came from scrap or recycled sources. However, in the course of completing its RCOI and due diligence activities, Brocade determined that certain of its suppliers:

•	did not provide complete information regarding the origin of the conflict minerals in their products;

•	responded that they were unable to determine the origin of certain conflict minerals in their products; or

•
reported that they are sourcing conflict minerals from smelters or refiners that have not undergone an audit by the CFSI or another agency to be validated as conflict free or they are active in the conflict-free smelter program but the audit has not been completed; as such, the actual source of supply for these facilities has not been confirmed.

Therefore, for conflict minerals contained in parts obtained from these suppliers, Brocade has concluded that it is unable to determine the source of conflict minerals, including whether the conflict minerals came from recycled or scrap sources.
Brocade produces networking equipment. As discussed above, Brocade believes that the sources of the conflict minerals contained in its products are (i) smelters designated as conflict free by the CFSI, (ii) smelters that have not been designated as conflict free by the CFSI, (iii) scrap or recycled sources, and (iv) other indeterminate sources. As such, for CY 2014, Brocade has determined that its networking equipment is DRC conflict undeterminable and, as required by 17 CFR 249b.400, Brocade prepared a Conflict Minerals Report, which is provided as Exhibit 1.01.

Brocade’s Form SD and Conflict Minerals Report are posted on its publicly available Internet websites at
http://www.brocade.com/company/corporate-responsibility/corporate-citizenship/supply-chain/index.page.

[3]
CFSI, through its Conflict-Free Smelter Program, provides an independent, third-party audit of smelters and refiners, which are then validated as “conflict-free” in accordance with certain global standards. Lists of smelters and refiners that have successfully undergone an audit and meet the required standards are published on CFSI’s website: www.conflictfreesourcing.org. Brocade’s determination was based on a comparison of the list of smelters reported by its suppliers with versions of these lists that were posted by CFSI as of April 10, 2015.

Item 1.02 Exhibit
See Item 2.01.
Section 2 — Exhibits
Item 2.01 Exhibits
Exhibit 1.01 — Conflict Minerals Report for calendar year 2014 as required by items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BROCADE COMMUNICATIONS SYSTEMS, INC.

By:	/s/ Daniel W. Fairfax	Date:	May 28, 2015
Daniel W. Fairfax
Senior Vice President and Chief Financial Officer